Exhibit 99.1

E-House Announces Proposed Transfer of E-House Capital Asset Management Business
to Jupai and Jupai’s Confidential Submission of Draft Registration Statement

SHANGHAI, China, April 7, 2015 — E-House (China) Holdings Limited (“E-House”) (NYSE: EJ), a leading real estate services company in China, today announced that it has entered into a definitive agreement (the “Definitive Agreement”) with Jupai Holdings Limited (“Jupai”), a leading third-party wealth management service provider in China, regarding the proposed transfer of E-House Capital, the asset management business unit of E-House focusing on the design and management of real estate or related investment projects and funds, to Jupai (the “Transaction”). E-House, through E-House (China) Capital Investment Management Limited (“E-House Investment”), a wholly owned subsidiary of E-House, currently owns approximately 33% of the total issued and outstanding shares of Jupai.

The asset management business of E-House Capital is currently operated by Scepter Pacific Limited, a company incorporated in the British Virgin Islands (“Scepter Pacific”), and its subsidiaries and consolidated entities. E-House, through E-House Investment, owns 51% of Scepter Pacific, while Reckon Capital Limited, a company incorporated in the British Virgin Islands (“Reckon Capital”), owns the remaining 49%. Reckon Capital is majority owned by Mr. Xin Zhou, who is the chief executive officer and co-chairman of E-House. Under the Definitive Agreement, E-House Investment and Reckon Capital  will transfer all of their respective equity interests in Scepter Pacific in exchange for Jupai’s issuance, on a pro rata basis, to E-House Investment and Reckon Capital an aggregate number of Jupai’s ordinary shares equal to 20% of Jupai’s total post-issuance equity interest on a fully diluted basis (without giving effect to shares issued in the proposed initial public offering of Jupai) upon completion of a proposed initial public offering of Jupai and listing of Jupai’s American depositary shares representing its ordinary shares on a major stock exchange in the U.S. (the “Proposed IPO”). The closing of the Transaction is conditional upon the closing of the Proposed IPO and certain other customary closing conditions. Immediately upon the closing of the Transaction and the Proposed IPO, E-House will become the largest shareholder of Jupai with an approximately 37% equity interest in Jupai (without giving effect to the shares issued in the Proposed IPO).

E-House also announced today that Jupai has submitted, on a confidential basis, a draft registration statement on Form F-1 in compliance with the U.S. Securities Act of 1933, as amended (the “Securities Act”) to the U.S. Securities and Exchange Commission (the “SEC”) for the Proposed IPO. The Proposed IPO is expected to commence as capital markets conditions permit and is subject to Jupai’s public filing of the registration statement with the SEC in compliance with the Securities Act, and the SEC declaring such registration statement effective. The proposed number of American depositary shares to be offered and sold in the Proposed IPO has not yet been determined.

This announcement is being made pursuant to and in accordance with Rule 135 under the Securities Act. This press release is not intended to, and does not, constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and it is not intended to, and does not, constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the issuer and management, as well as financial statements.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 250 cities. E-House offers a wide range of services to the real estate industry, including real estate online services through our 70%-owned subsidiary, Leju Holdings Limited (NYSE: LEJU), primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion, real estate investment management and financial services, and community value-added services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the quotations from management and discussion of the Proposed IPO in this press release contain forward-looking statements. E-House or Jupai may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission. Statements that are not historical facts, including statements about beliefs and expectations of E-House or Jupai, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on E-House’s or Jupai’s financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. For example, the Transaction and the Proposed IPO may not be consummated or may not result in the benefits that we anticipate. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, difficulties in integrating the transferred businesses, changes in market conditions that may prevent or delay the Proposed IPO, a severe or prolonged downturn in the global economy and other risks outlined in E-House’s and Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and neither E-House nor Jupai undertakes any obligation to update any such information, except as required under applicable law.

For investor and media inquiries please contact:

Ms. Michelle Yuan

Director of Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0754

E-mail: michelleyuan@ehousechina.com

Mr. Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

E-mail: ej@ogilvy.com